

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 25, 2015

Via E-mail
Michael G. Atieh
Chief Financial Officer
Ophthotech Corporation
One Penn Plaza, 19th Floor
New York, NY 10119

   Re: Ophthotech Corporation
      Form 10-K for Fiscal Year Ended December 31, 2014
      Filed March 2, 2015
      File No. 001-36080

Dear Mr. Atieh:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Jeffrey P. Riedler

         Jeffrey P. Riedler
         Assistant Director
         Office of Healthcare and Insurance